

July 1, 2026

Chief, Information Technology
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, NE MS 3040
Washington, DC 20549

To whom it may concern:

The NYSE American certifies its approval for listing and registration of the following securities of Idaho Copper Corporation, under the Exchange Act of 1934:

- Common Stock, par value $0.001 per share
- Common Stock Purchase Warrant

Sincerely,

[signature: Craig A. Mart...]

New York Stock Exchange
11 Wall Street
New York, NY 10005
Tel: +1 212.656.3000
nyse.com